Filed by Horizon Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lafayette Community Bancorp
Commission File No. 333-219289

Filed by Horizon Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Wolverine Bancorp, Inc.
Commission File No. 001-35034

On August 1, 2017, Horizon Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The slides include references to Horizon Bancorp’s pending mergers with Lafayette Community Bancorp and Wolverine Bancorp, Inc.

 A NASDAQ Global Select Traded Company - Symbol HBNC

 This presentation may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Horizon Bancorp and its affiliates (collectively, “Horizon”). For these statements, Horizon claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in the presentation materials should be considered in conjunction with the other information available about Horizon, including the information in the filings we make with the Securities and Exchange Commission. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s reports filed with the Securities and Exchange Commission, including those described in Horizon’s Annual Report on Form 10-K. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Horizon does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.  Forward-Looking Statements

 *  Craig M. DwightChief Executive Officer

 Horizon is a Growth Story  *

 Indiana, Michigan and Ohio… The Right Side of Chicago  Illinois and Chicago-High Taxes & Living Costs-Low Credit Rating-Unfriendly Business Environment

 *  Branch Footprint December 2006  Locations – 15Counties – 6  Branches  Michigan  Illinois  Indiana  Ohio
     Branch Footprint December 2006    Locations – 15Counties – 6  Branches    Michigan  Illinois  Indiana  Ohio

Considerable Expansion through June 2017


Locations – 60
Counties – 21
Branches
Loan Production Offices
New Branch in 2017
Pending Mergers
Branches
Loan Production Office
Michigan
Illinois
Indiana
Ohio
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 ($’s in millions, except per share data)Category   2006  2017  Assets  $1,222  $3,321  Loans  $848  $2,256  Deposits  $914  $2,419  Trust Assets Under Management  $391  $1,994  Market Capitalization  $88  $585  Stock Price  $8.13  $26.35  Average Daily Trading Volume (1)  5,811  59,211  *  Growth Transformation  Footnote Index included in Appendix

 Balance Sheet Positioned Well for the Future  *  Asset Sensitive  Growth in Higher Yielding Assets  Good Core Deposits Growth

 June 30, 2017  December 31, 2011  ($ in Millions)  12/31/11  6/30/17  CAGR  Commercial  $352  $1,144  24%  Real Estate  365  677  12%  Consumer  265  450  10%  Total  $983  $2,271  16%  *  Shift to Commercial Lending(as a percent of total loans)

 June 30, 2017  *  Well Diversified Loan Portfolio(Loans as a Percent of Total Loans)

 June 30, 2017  *  Low Risk Profile(Loans as a Percent of Bank Capital)

 June 30, 2017  December 31, 2011  ($ in Millions)  12/31/11  6/30/17  CAGR  Non-interest  $131  $508  28%  Interest  538  1,513  21%  CDs  341  458  6%  Total  $1,101  $2,479  18%  *  Strong Low Cost Deposit Growth  YTD Cost of Deposits – 0.94%   YTD Cost of Deposits – 0.36%

 Good Historical EarningsExhibits Ability to Execute  *

 *  Solid Earnings Growth  (2)  Footnote Index included in Appendix

 *  Less Dependence on Mortgage Revenue  (1)  Mortgage Revenue defined as interest and fee income from mortgage warehouse loans plus gain on sale of mortgage loans.

 *  GAAP Net Interest Margin and Core Net Interest Margin (1)  Net Interest Margin Increasing    Δbps  GAAP  34 bps  Core  27 bps  Footnote Index included in Appendix

 *  Wealth Management Growth Drives Fee Income

 A Company on the Move  *

HORIZON BANK

Always Looking for Opportunities to Create Shareholder Value

	2002-2004	2005-2007	2008-2010	2011-2013	2014-2015	2016	2Q17
Organic Expans. (11)	St. Joseph So. Bend Elkhart	Lake County	Kalamazoo	Indianapolis	Carmel	Ft. Wayne Grand Rapids	Noblesville IN(2) Columbus OH(3)
M&A (13)	Anchor Mortgage	Alliance	American Trust	Heartland	1st Mortgage Summit Peoples	Farmers LaPorte CNB	Bargersville Lafayette(1) Wolverine(1)

Assets ($ Mil.)	$721	12% CAGR	$3,872(1)
Loans ($ Mil.)	$548	12% CAGR	$2,707(1)
Deposits ($ Mil.)	$489	13% CAGR	$2,839(1)

❖ Footnote Index included in Appendix

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Growth Opportunities Abound


Growth Markets
Emerging Markets
Midland
Grand Rapids
Michigan
Troy
Ann Arbor
Kalamazoo
South Bend
NW Indiana
Fort Wayne
Warsaw
NW Ohio
Illinois
Lafayette
Indiana
Ohio
Columbus
Indianapolis
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 Considerable Market Share Opportunities  *  (1)  (2)  (3)      Market Share  Market Share  Key Market (1)  Deposit Market (2)($’s in billions)  Large Institutions (3)  Horizon  Columbus, OH  $64  79%  0%  Indianapolis, IN  $45  74%  1%  Grand Rapids, MI  $21  76%  0%  Northwest Indiana  $11  44%  4%  Fort Wayne, IN  $8  63%  1%  Kalamazoo, MI  $4  81%  1%  Lafayette, IN  $3  53%  0%  Footnote Index included in Appendix

 *  Number of Banks Headquartered in Indiana and Michigan  M&A Opportunities ContinueAs of December 31, 2016  139 Banks within Targeted Markets194 Banks Headquartered in Ohio213 Banks Headquartered in Indiana & Michigan

 ($ in millions)Category   Horizon Bancorp  Lafayette Community Bancorp  Wolverine Bancorp, Inc.  Pro Forma  Total Assets  $3,321  $172  $379  $3,872  Total Loans  $2,256  $135  $316  $2,707  Total Deposits  $2,419  $149  $271  $2,839  Locations (1)  60  4  4  69  *  2017 Whole Bank Acquisitions  Footnote Index included in Appendix

HORIZON BANK

Strategic Reasons

Lafayette Community Bancorp
Announced 5/23/17
Deal Value $32.0mm

- Fills market gap between Indianapolis and Northern Indiana
- Experienced leadership team retained, with big bank experience
- Scalable platform in the high growth market of Lafayette, Indiana (home of Purdue University)
- Potential to capture market share from larger institutions

Wolverine Bancorp, Inc.
Announced 6/14/17
Deal Value $91.8mm

- Highly profitable franchise with strong core market share in the Great Lakes Bay region of Michigan
- Potential expansion of Troy loan production office in the attractive market of Oakland County, Michigan
- Retention of seasoned commercial lending team
- Potential disruption in the Michigan market

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    2018 EPSAccretion  TBVEarn-backPeriod  Cost Savings(fully phased in)  Internal Rateof Return  Lafayette Community Bancorp  0.5%  3.0 years  35%  15%  Wolverine Bancorp, Inc.  5.4%  Less than 1.0 year  38%(1)  17%  *  Financial Reasons  28% of total cost savings are attributable to thrift benefit plans

Investment Thesis

- Historical Financial Performance Illustrates Ability to Execute
- Consistent, Well Executed and Disciplined Business Strategy
- A Growth Story
  - 10-year asset and net income CAGR of 10% and 12%, respectively
  - Thirteen acquisitions and eleven market expansions since 2002
  - Capacity to take additional market share
  - Earnings improvement through mass and scale
- Entering the "Sweet-Spot" for Market Performance and Trading Multiples
- Aptitude and Skill to Continue Mergers and Acquisitions

EXCEPTIONAL SERVICE • SENSIBLE ADVICE ® 27

*  Scale Drives Shareholder Value  Financial data as of March 31, 2017; market data as of July 19, 2017. Nationwide publicly traded banks, excluding merger targets. Source: SNL Financial

 Horizon Outperforms the MarketFor Total Shareholder Return  As of June 30, 2017SNL U.S. Bank: Includes all Major Exchange Banks in SNL's coverage universe.  *  Horizon Bancorp: 5-Year Total Return Comparison

 A NASDAQ Global Select Traded Company - Symbol HBNC

 Appendix  *

 Slide 8Financial data in millions, except for stock price, as of December 31, 2006 and June 30, 2017.(1) Based on the daily trading volume during the fourth quarter of 2006 and second quarter of 2017.Slide 15(1) Core net income and core diluted EPS excludes one-time merger expenses, gain on sale of securities and death benefit on bank owned life insurance. (See further in the Appendix for a reconciliation of these non-GAAP amounts to their GAAP counterparts.)(2) 2012 results benefited from a record level of mortgage loan production volume and mortgage warehouse loan balances.Slide 17(1) Core net interest margin excludes acquisition-related purchase accounting adjustments. (See further in the Appendix for a reconciliation of these non-GAAP amounts to their GAAP counterparts.)Slide 20(1) Financial information as of 6/30/2017 for Horizon Bancorp reflects the inclusion of 3/31/2017 financial information for the pending Lafayette Community Bancorp and Wolverine Bancorp, Inc. acquisitions, excluding merger adjustments.(2) Planned new branch for 2017 – Noblesville, IN.(3) Loan production office (“LPO”) located in Dublin, OH.Slide 22(1) All Key Markets are MSAs except for Northwest Indiana which includes Lake and Porter Counties.(2) Deposit Market Share as of 6/30/2016.(3) Large Institutions defined as total assets greater than or equal to $10.0 billion at 12/31/2016.Slide 24Horizon Bancorp financials as of 6/30/2017; Lafayette Community Bancorp and Wolverine Bancorp, Inc. financials as of 3/31/2017.(1) Locations include LPOs of Horizon Bancorp [4] and Wolverine Bancorp, Inc. [1]. Horizon’s LPOs are located in Fort Wayne, IN; Grand Rapids, MI; Dublin, OH; and Carmel, IN. Wolverine’s LPO is located in Troy, MI.  *  Footnote Index

 *  Loan Portfolio Composition  Loan Category   BalanceJune 30, 2017($’s in millions)  % of Total Loans  % of Bank Capital  Commercial         Owner Occupied Real Estate  $342,134  15%  87%  Non-Owner Occupied Real Estate  $492,249  22%  125%  Residential Development  $3,454  0%  1%  Development and Spec Land  $38,237  2%  10%  Commercial & Industrial  $267,687  12%  68%  Residential Real Estate  $532,574  23%  135%  Residential Construction  $17,423  1%  4%  Mortgage Warehousing  $123,757  5%  31%  Consumer, Direct  $80,563  4%  20%  Consumer, Indirect  $187,014  8%  48%  Home Equity  $182,632  8%  46%

 *  Non-GAAP Reconciliations

 *  Non-GAAP Reconciliations

 COMMUNICATIONS IN THIS DOCUMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL.In connection with the proposed merger with Lafayette Community Bancorp, Horizon has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Lafayette Community Bancorp and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction. Shareholders and investors are urged to read the Registration Statement and the proxy statement/prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the proxy statement/prospectus, as well as other filings containing information about Horizon, may be obtained free of charge at the SEC’s website at www.sec.gov. You may also obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us ― Investor Relations ― Documents ― SEC Filings.” The information available through Horizon’s website is not and shall not be deemed part of this document or incorporated by reference into other filings Horizon makes with the SEC.In connection with the proposed merger with Wolverine Bancorp, Inc. (“Wolverine Bancorp”), Horizon will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wolverine Bancorp and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction. Shareholders and investors are urged to read the Registration Statement and the proxy statement/prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement/prospectus (when it becomes available), as well as other filings containing information about Horizon and Wolverine Bancorp, may be obtained free of charge at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us ― Investor Relations ― Documents ― SEC Filings,” or from Wolverine Bancorp at www.wolverinebank.com under the tab “Investor Information ― SEC Filings.” The information available through Horizon’s and Wolverine Bancorp’s websites is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon or Wolverine Bancorp make with the SEC.Horizon, Lafayette Community Bancorp and Wolverine Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Lafayette Community Bancorp and Wolverine Bancorp in connection with the proposed mergers. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in the proxy statement for Horizon’s 2017 annual meeting of shareholders, as filed with the SEC on March 17, 2017. Information about the directors and executive officers of Wolverine Bancorp is set forth in Wolverine Bancorp’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, and in the proxy statement for Wolverine Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on April 17, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the Lafayette Community Bancorp merger and by reading the proxy statement/prospectus regarding the Wolverine Bancorp merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.   *  Additional Information for Shareholders